Exhibit 28.1





                                                 FOR IMMEDIATE RELEASE
                                                 JANUARY 29, 2002
                                                 FOR ADDITIONAL INFORMATION
                                                 CONTACT: DARRELL E. BLOCKER
                                                          SR VICE PRESIDENT, CFO
                                                          (260) 358-4680



        NORTHEAST INDIANA BANCORP, INC. ANNOUNCES QUARTERLY CASH DIVIDEND



HUNTINGTON, INDIANA, -- (NASDAQ: "NEIB") Northeast Indiana Bancorp, Inc., the parent corporation of First Federal Savings Bank, today announced that the Corporation has approved a quarterly cash dividend of $0.12 per share. This is the twenty- sixth consecutive quarterly cash dividend the board has approved. This cash dividend will be paid on or about February 22, 2002 to shareholders of record on February 12, 2002.

Northeast Indiana Bancorp, Inc. has approximately 1.55 million shares of common stock outstanding. Total assets as of December 31, 2001 were $238.4 million.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".